Delisting Determination,The Nasdaq Stock Market, LLC, January
29, 2007, Taro Phamaceutical Industries Ltd. The Nasdaq Stock
 Market, LLC (the Exchange) has determined to remove from listing the ordinary shares of Taro Pharmaceuticals Industries Ltd. (the Company), effective at the opening of business on February 8, 2007.Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules:
4310(c)(14). The Company was notified of Staffs determination on July 19, 2006. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings
Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4310(c)(14). The Company was notified of the Panels decision on December 12, 2006 and trading in the Companys securities was suspended on December 14, 2006.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The
Panels Determination to delist the Company became final on January 26, 2007.